UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 5

Calamos Asset Management, Inc.

(Name of Subject Company (Issuer))

CPCM Acquisition, Inc. Calamos Partners LLC John P. Calamos, Sr. John S. Koudounis

(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

John S. Koudounis c/o Calamos Investments LLC 2020 Calamos Court Naperville, Illinois 60563 Telephone: (630) 245-7200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter G. Smith

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,377,211	$19,631

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc. (the “Company”) not beneficially owned by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), at a purchase price of $8.25 per Share, net to the seller in cash. According to a representation made by the Company in the Agreement and Plan of Merger there were 20,530,571 shares of Class A common stock outstanding as of December 30, 2016, none of which are held by the Offeror.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,631	Filing Party: John P. Calamos, Sr.
Form or Registration No.: Schedule TO	Date Filed: January 18, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on January 18, 2017 (as previously amended and together with any further amendments and supplements thereto, the “Schedule TO”), and relates to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Calamos Partners LLC, a Delaware limited liability company (“Parent”), to purchase all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc., a Delaware corporation (the “Company”), at $8.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated January 18, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 11 and 13.

Items 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following disclosure:

The Offer expired at 11:59 p.m., New York City time, on February 17, 2017. As of the expiration, 6,022,875 Shares had been validly tendered and not validly withdrawn, representing approximately 29.3% of the Shares. The conditions to the Offer were satisfied or waived, and the Offeror accepted for payment, at 12:01 a.m., New York City time, on February 18, 2017, all validly tendered shares.

On February 21, 2017, pursuant to the Merger Agreement and Section 251(h) of the DGCL, the Offeror was merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent. In connection with the Merger, at the Effective Time, each issued and outstanding Share (other than (i) Shares irrevocably accepted for purchase or exchange in the Offer; (ii) Shares that, at the commencement of the Offer, were owned by the Offeror, any person that owns, directly or indirectly, all the outstanding stock of the Offeror, or any direct or indirect wholly-owned subsidiary of such person or the Offeror; (iii) Shares held in the treasury of the Company; and (iv) Dissenting Shares in accordance with Section 262 of the DGCL) was, by virtue of the Merger, and without action by the holder thereof, automatically converted into the right to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to $8.25.

The press releases announcing the expiration of the Offer and the acceptance of Shares for payment are attached hereto as Exhibit (a)(5)(vii) and Exhibit (a)(5)(viii), respectively.

Item 12.	Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(vii)	Press release issued by Parent dated February 21, 2017.

(a)(5)(viii)	Press release issued by Parent dated February 21, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2017

CPCM ACQUISITION, INC.

By:	/s/ John P. Calamos, Sr.
Name:	John P. Calamos, Sr.
Title:	President

CALAMOS PARTNERS LLC

By:	/s/ John P. Calamos, Sr.
Name:	John P. Calamos, Sr.
Title:	Chief Executive Officer

/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

/s/ John S. Koudounis
John S. Koudounis

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated January 18, 2017.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on January 18, 2017, in The New York Times.*

(a)(1)(vii)	Press release, dated December 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on December 19, 2016).

(a)(1)(viii)	Press release, dated January 11, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on January 11, 2017).

(a)(1)(ix)	Press release, dated February 15, 2017.*

(a)(5)(i)	Class Action Complaint of Lerman v. John P. Calamos, Sr., et al., C.A. No. 2017-0058-, filed in the Court of Chancery of the State of Delaware, dated January 25, 2017.*

(a)(5)(ii)	Class Action Complaint of Witmer v. John P. Calamos, Sr., et al., C.A. No. 2017-0071-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017.*

(a)(5)(iii)	Class Action Complaint of Foster v. John P. Calamos, Sr., et al., C.A. No. 2017-0075-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017.*

(a)(5)(iv)	Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2015 (filed by the Company with the SEC on March 11, 2016 and incorporated herein by reference).

(a)(5)(v)	Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2016 (filed by the Company with the SEC on November 4, 2016 and incorporated herein by reference).

(a)(5)(vi)	Class Action Complaint of Solak v. John P. Calamos, Sr., et al., C.A. No. 2017-0083-, filed in the Court of Chancery of the State of Delaware, dated February 3, 2017.*

(a)(5)(vii)	Press release issued by Parent dated February 21, 2017.

(a)(5)(viii)	Press release issued by Parent dated February 21, 2017.

(b)(1)	Debt Commitment Letter, dated as of January 6, 2017.*±

(c)(1)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 21, 2016.*

(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 1, 2016.*

(d)(1)	Agreement and Plan of Merger, dated January 10, 2017, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Company on January 12, 2017).

(g)	None.

(h)	None.

*	Previously filed.

± As the Offer is a third-party tender offer and the source of all or any part of the funds used in the transaction is to come from a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, the Offeror has submitted a request to the Secretary of the Securities and Exchange Commission that the name of the bank not be made available to the public pursuant to the Instruction to Item 1007(d) of Regulation M-A.